April 29, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by The Grilled Cheese Truck, Inc. (F/K/A Trig Acquisition I, Inc.) under Item 4.01 of its Form 8-K dated March 1, 2013. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of The Grilled Cheese Truck, Inc. contained therein.

Very truly yours,